UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)
(Amendment No. 1)

Harbin Electric, Inc.
(Name of Issuer)

Common Stock, par value $.00001 per share
(Title of Class of Securities)

41145W 10 9
(CUSIP Number)

Tianfu Yang Hero Wave Investments Limited	Mitchell S. Nussbaum
No. 9, Ha Ping Xi Lu	Loeb & Loeb LLP
Ha Ping Lu Ji Zhong Qu	345 Park Avenue
Harbin Kai Fa Qu	New York, New York 10154
China 150060	212-407-4000
(86) 45186116757

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

(Continued on following pages)
(Page 1 of 9 Pages)

CUSIP No. 41145W 10 9	SCHEDULE 13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Tianfu Yang I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A (1)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,500,000
	8	SHARED VOTING POWER 3,250,000 (2)
	9	SOLE DISPOSITIVE POWER 6,500,000
	10	SHARED DISPOSITIVE POWER 3,250,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,750,000 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.73%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 41145W 10 9	SCHEDULE 13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Hero Wave Investments Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6		CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER N/A
	8	SHARED VOTING POWER 3,250,000 (2)
	9	SOLE DISPOSITIVE POWER N/A
	10	SHARED DISPOSITIVE POWER 3,250,000 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,250,000 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.58%
14	TYPE OF REPORTING PERSON CO

Footnotes:

(1)  Hero Wave Investments Limited (“Hero”) is incorporated in the British Virgin Islands and does not have an I.R.S. Identification Number.

(2) The Schedule 13D dated January 24, 2005, reporting the beneficial ownership of the shares owned by Tianfu Yang is hereby amended by this Amendment No. 1 to Schedule 13D to report that 3,250,000 shares held by Tianfu Yang were transferred to Hero directly on April 17, 2007. Mr. Yang owns 100% of the shares of Hero and is the sole director and officer of Hero. Hero and Mr. Yang share beneficial ownership of these 3,250,000 shares of Common Stock.

Page 5 of 9 Pages
Item 1. Security and Issuer.

This statement relates to shares of the common stock, par value $.00001 per share, of Harbin Electric, Inc., a Nevada corporation (the "Company"). The Company has its principal executive office at No. 9, Ha Ping Xi Lu, Ha Ping Lu Ji Zhong Qu, Harbin Kai Fa Qu, Harbin, Postal Code: 150060, China.

Item 2. Identity and Background.

(a) This Amendment No. 1 to Schedule 13D is filed by Hero Wave Investments Limited (“Hero”) and Tianfu Yang (“Mr. Yang”).

(b) Each of the Reporting Persons’ residence or business address is as follows:

Hero’s business address is No. 401, Unit 4, Building 12, Ling Long Hua Yuan, 59 Lan Dian Chang Nan Road, Hai Dian, Beijing, China 100089;

Mr. Yang’s business address is No. 401, Unit 4, Building 12, Ling Long Hua Yuan, 59 Lan Dian Chang Nan Road, Hai Dian, Beijing, China 100089.

(c) Hero is a holding company organized in the British Virgin Islands. Its sole business is making equity investments in operating companies. Its principal business address is No. 401, Unit 4, Building 12, Ling Long Hua Yuan, 59 Lan Dian Chang Nan Road, Hai Dian, Beijing, China 100089.

This statement is being filed by Mr. Yang, a Chinese citizen. Mr. Yang is the President and Chief Executive Officer of the Company. Mr. Yang maintains an office at No. 401, Unit 4, Building 12, Ling Long Hua Yuan, 59 Lan Dian Chang Nan Road, Hai Dian, Beijing, China 100089.

(d) During the past five years, neither Hero nor any officer, director or control person of Hero has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, Mr. Yang has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither Hero nor has any officer, director or control person of Hero been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, pursuant to which such person, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

During the past five years, Mr. Yang has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, pursuant to which such person, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Hero Wave is incorporated under the laws of the British Virgin Islands. Mr. Yang is a citizen of the People’s Republic of China.

Page 6 of 9 Pages

Item 3. Source and Amount of Funds or Other Consideration.

On April 17, 2007, Mr. Yang transferred 3,250,000 shares of Common Stock to Hero in consideration for the issuance to Mr. Yang of one share of Hero (the “Stock Sale”).

Item 4. Purpose of Transaction.

The Common Stock initially acquired by Mr. Yang and the Common Stock acquired by Hero pursuant to the Stock Sale was acquired for investment purposes only.

Neither Mr. Yang nor Hero has any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealerquotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j)	any similar action to those enumerated above.

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Item 5. Interest in Securities of the Issuer.

Hero Wave Investments Limited:

(a)  Hero is the beneficial owner of an aggregate of 3,250,000 shares of Common Stock, representing approximately 19.58% of the total issued and outstanding shares of Common Stock.

(b)  Hero has sole power to vote or direct the vote of 0 shares of Common Stock and the sole investment and voting power over 0 shares of Common Stock. Hero has shared power to vote or direct the vote of 3,250,000 shares of Common Stock.

(c) During the past 60 days, Hero has not effected any transactions relating to the Common Stock of the Company.

(d) Other than Mr. Young, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by Hero.

(e) Not applicable.

Tianfu Yang:

(a)  Mr. Yang is the beneficial owner of an aggregate of 9,750,000 shares of Common Stock, representing approximately 58.73% of the total issued and outstanding shares of Common Stock.

(b)  Mr. Yang has sole power to vote or direct the vote of 6,500,000 shares of Common Stock and the sole investment and voting power over 6,500,000 shares of Common Stock. Mr. Yang has shared power with Hero to vote or direct the vote of 3,250,000 shares of Common Stock.

(c)  Mr. Yang has not effected any transactions in the Common Stock of the Company in the past 60 days other than the Stock Sale.

(d) Other than Hero, with respect to the 3,250,000 shares of Common Stock owned by Hero, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by Mr. Young.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Tianfu Yang is the holder of record of 100% of the equity interests of Hero which holds approximately 19.58% of the issued and outstanding shares of the Common Stock if the Company. Mr. Yang has voting and dispositive control over the shares of the Company held by Hero. Mr. Yang is thereby deemed to have beneficial ownership of such shares.

    Page 8 of 9 Pages

Item 7. Materials to be Filed as Exhibits.

(1) Stock Purchase Agreement dated as of April 17, 2007 between Hero Wave Investments Limited and Tianfu Yang (filed herewith).

Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2007	Hero Wave Investments Limited

	By:	/s/ Tinfu Yang
Name: Tianfu Yang
Title: Director

By:	/s/ Tianfu Yang
Tianfu Yang

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (the “Agreement”) is made as of April 17, 2007, by and between Hero Wave Investments Limited, a British Virgin Islands corporation (“Purchaser”), and Tianfu Yang, an individual (the “Seller”).

RECITALS

WHEREAS, the Seller owns 3,250,000 shares (the “Shares”) of common stock, par value $0.00001 per share (the “Common Stock”) of Harbin Electric, Inc., a Delaware corporation (the “Company”); and

WHEREAS, Seller desires to sell to Purchaser, and the Purchaser desires to purchase from Seller the Shares, upon the terms and conditions set forth herein.

NOW THEREFORE, in consideration of the mutual covenants of the parties set forth in this agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

SALE OF SHARES; CLOSING

Section 1.1 Sale of Shares. On the terms and subject to the conditions of this Agreement, and in reliance upon the representations and warranties contained herein, the Seller shall sell, convey, assign, transfer and deliver the Shares to the Purchaser, and the Purchaser shall purchase the Shares from the Seller.

Section 1.2 Closing. The closing of the purchase and sale of the Shares (the “Closing”) shall take place at the offices of the Seller on or about April 17, 2007 at such time as is mutually agreed upon by the Seller and the Purchaser (the “Closing Date”) .

Section 1.3 Purchase Price. The purchase price paid by the Purchaser to the Seller on the Closing Date shall be one share of stock of the Purchaser (the “Purchase Price”). Subject to the terms and conditions of this Agreement, at the Closing the Seller will deliver to the Purchaser a stock certificate representing the Shares, with a duly executed stock power.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF SELLER

The Seller represents and warrants to Purchaser that the following statements are true, correct and complete as of the date hereof and the Closing Date:

Section 2.1 Authority of the Seller. The Seller has full legal capacity and authority to enter into this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. All individual action on the part of Seller necessary for (a) the authorization, execution, delivery and performance of this Agreement by Seller, and (b) the performance of all of Seller’s obligations hereunder has been taken. This Agreement has been duly executed and delivered by the Seller and constitutes a valid and legally binding obligation of the Seller enforceable against the Seller in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and by general equitable principles.

Section 2.2 No Consents, Approvals, Violations or Breaches. Neither the execution and delivery of this Agreement by the Seller, nor the consummation by the Seller of the transactions contemplated hereby, will (i) require any consent, approval, authorization or permit of, or filing, registration or qualification with or prior notification to, any governmental or regulatory authority under any law of the United States, any state or any political subdivision thereof applicable to the Seller; (ii) violate any statute, law, ordinance, rule or regulation of the United States, any state or any political subdivision thereof, or any judgment, order, writ, decree or injunction applicable to the Seller or any of the Seller’s properties or assets, the violation of which would have a material adverse effect upon the Seller, or (iii) violate, conflict with, or result in a breach of any provisions of, or constitute a default (or any event which, with or without due notice or lapse of time, or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which each the Seller is a party or by which the Seller or any of such Seller’s respective properties or assets may be bound which would have a material adverse effect upon such Seller.

Section 2.3 Ownership of the Shares. The Seller is the record and beneficial owner of the Shares. The Seller has good and valid title to the Shares and, upon the sale and transfer of the Shares in accordance with this Agreement, the Purchaser will receive good and valid title to the Shares free and clear of any and all liens, mortgages, security interests, tax liens, pledges, encumbrances, conditional sale or title retention arrangements, or any other interest in property designated to secure the repayment of indebtedness, or other adverse claim or restriction whether arising by agreement or under any statute or law, or otherwise, other than restrictions on transfer imposed by the Securities Act of 1933, as amended (the “Act”) and applicable state securities or “Blue Sky” laws.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller that the following statements are true, correct and complete as of the date hereof and the Closing Date:

Section 3.1 Authority of the Purchaser. The Purchaser has full legal capacity and authority to enter into this Agreement and to perform his obligations hereunder and to consummate the transactions contemplated hereby. All individual action on the part of Purchaser necessary for (a) the authorization, execution, delivery and performance of this Agreement by Purchaser, and (b) the performance of all of Purchaser’s obligations hereunder has been taken. This Agreement has been duly executed and delivered by the Purchaser and constitutes a valid and legally binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and by general equitable principles.

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Section 3.2 No Consents, Approvals, Violations or Breaches. Neither the execution and delivery of this Agreement by the Purchaser, nor the consummation by the Purchaser of the transactions contemplated hereby, will (i) require any consent, approval, authorization or permit of, or filing, registration or qualification with or prior notification to, any governmental or regulatory authority under any law of the United States, any state or any political subdivision thereof applicable to the Purchaser; (iii) violate any statute, law, ordinance, rule or regulation of the United States, any state or any political subdivision thereof, or any judgment, order, writ, decree or injunction applicable to the Purchaser or any of the Purchaser’s properties or assets, the violation of which would have a material adverse effect upon the Purchaser, or (iv) violate, conflict with, or result in a breach of any provisions of, or constitute a default (or any event which, with or without due notice or lapse of time, or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which each the Purchaser is a party or by which the Purchaser or any of such Purchaser’s respective properties or assets may be bound which would have a material adverse effect upon such Purchaser.

Section 3.3 Investment Representations.

(a) Purchaser (i) is an “accredited investor,” as that term is defined in Regulation D under the Act; (ii) has such knowledge, skill and experience in business and financial matters, based on actual participation, that it is capable of evaluating the merits and risks of an investment in the Company and the suitability thereof as an investment for Purchaser; (iii) has received such documents and information as it has requested and has had an opportunity to ask questions of representatives of the Company concerning the terms and conditions of the investment proposed herein, and such questions were answered to the satisfaction of Purchaser; and (iv) is in a financial position to hold the Shares for an indefinite time and is able to bear the economic risk and withstand a complete loss of its investment in the Company; or

(b) Purchaser is not a “U.S. Person” as defined in Rule 902 of Regulation S (“Regulation S”) promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), was not organized under the laws of any United States jurisdiction, and was not formed for the purpose of investing in securities not registered under the Securities Act. At the time the purchase order for this transaction was originated, Purchaser was outside the United States.

(c) Purchaser is acquiring the Shares for investment for its own account and not with a view to, or for resale in connection with, any distribution thereof.

(d) Purchaser understands that the Shares have not been registered under applicable state or federal securities laws, and is purchasing the Shares pursuant to an exemption from the registration requirements of the Act. Purchaser will not make any offers and sales of the Shares unless such offer or sale is (x) outside of the United States in compliance with Regulation S; (y) pursuant to a registration under the Securities Act; or (z) pursuant to an available exemption from registration under the Securities Act.

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ARTICLE 4

CLOSING CONDITIONS

Section 4.1 Conditions Precedent to the Obligation of the Seller to Sell the Shares. The obligation hereunder of the Seller to sell the Shares to the Purchaser at the Closing is subject to the satisfaction, at or before the Closing, of each of the conditions set forth below. These conditions are for the sole benefit of Seller and may be waived by it at any time in its sole discretion.

(a) Accuracy of the Purchaser’s Representations and Warranties. The representations and warranties of the Purchaser will be true and correct in all material respects as of the date when made and as of the Closing Date.

(b) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

Section 4.2 Conditions Precedent to the Obligation of the Purchaser to Purchase the Shares. The obligation hereunder of the Purchaser to purchase the Shares from the Seller at the Closing is subject to the satisfaction, at or before the Closing, of each of the conditions set forth below. These conditions are for the sole benefit of the Purchaser and may be waived by it at any time in its sole discretion.

(a) Accuracy of the Seller’s Representations and Warranties. The applicable representations and warranties of the Seller shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time.

(b) No Injunction. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or endorsed by any court or governmental authority of competent jurisdiction which prohibits the consummation of any of the transactions contemplated by this Agreement.

ARTICLE 5

MISCELLANEOUS

Section 5.1 Modification of Agreement. This Agreement may not be modified, altered or amended, except by an agreement in writing signed by Purchaser and Seller.

Section 5.2 Expenses. Each party shall bear its own expenses in connection with the transactions contemplated by this Agreement.

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Section 5.3 Entire Agreement. This Agreement constitutes the entire agreement of the parties.

Section 5.4 Notices. Unless otherwise specified herein, all such notices, requests, consents, approvals and demands given or made in connection with the terms and provisions of this Agreement shall be deemed to have been given or made when personally delivered, or, if mailed, upon the earlier of actual receipt by the addressee or three days after sent by registered or certified mail, postage prepaid, or, in the case of overnight courier service (which may be utilized hereunder), when delivered by the overnight courier company to the respective address specified above, or, in the case of facsimile transmission (which may be utilized hereunder), after receipt by the respective addressee in each case to the appropriate addresses and telecopier numbers set forth below or to such other addresses and telecopier numbers as a party may designate by notice to the other parties:

SELLER:

NO401, Unit 4 Building 12 Ling Long Hua Yuan, 59 Lan Dian Chang Nan Road, Hai Dian, Beijing, China 100089

Fax: 0086-451-86116769

PURCHASER:

NO401, Unit 4 Building 12 Ling Long Hua Yuan, 59 Lan Dian Chang Nan Road, Hai Dian, Beijing, China 100089

Fax: 0086-451-86116769

Section 5.5 Governing Law. Except to the extent required by the laws of Nevada or the British Virgin Islands, this agreement shall be governed by and construed under the laws of the State of New York without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any jurisdiction other than the State of New York.

Section 5.6 Jurisdiction; Service of Process. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties in the courts of the State of New York.

Section 5.7 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. The Purchaser shall have the right to assign this Agreement without obtaining the prior written consent of the Seller provided, that, the assignee has agreed in writing to all the representations, covenants and terms set forth herein.

Section 5.8 Counterparts. This Agreement may be executed in a number of identical counterparts, each of which, for all purposes, is to be deemed an original, and all of which collectively constitute one agreement. A facsimile or photocopy of an executed counterpart of this Agreement shall be sufficient to bind the party or parties whose signature(s) appear thereon.

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Section 5.9 Further Assurances. Each party will execute and deliver such further agreements, documents and instruments and take such further action as may be reasonably requested by the other party to carry out the provisions and purposes of this Agreement.

[SIGNATURES FOLLOW]

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered as of the day and year first written above.

PURCHASER: Hero Wave Investments Limited

By:
Name: Title:

SELLER:

By:
Tianfu Yang

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